EX-99.d.1.i

AMENDMENT NO. 3 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE GROUP EQUITY FUNDS V and DELAWARE MANAGEMENT COMPANY (the “Investment Manager”), a series of Macquarie Investment Management Business Trust, amended as of the 15th day of March, 2024, lists the Funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each Fund and the date on which the Agreement became effective for each Fund.

Fund Name	Effective Date	Management Fee Schedule (as a percentage of average daily net assets) Annual Rate
Delaware Small Cap Core Fund	March 30, 2023	0.75% on first $500 million 0.70% on next $500 million 0.65% on next $1.5 billion 0.60% on next $5.5 billion 0.575% on assets in excess of $8.0 billion
Delaware Small Cap Value Fund	March 30, 2023	0.75% on first $500 million 0.70% on next $500 million 0.65% on next $1.5 billion 0.60% on next $5.5 billion 0.575% on assets in excess of $8.0 billion
Delaware Wealth Builder Fund (formerly, Delaware Dividend Income Fund)	January 4, 2010	0.65% on first $500 million 0.60% on next $500 million 0.55% on next $1.5 billion 0.50% on assets in excess of $2.5 billion
DELAWARE MANAGEMENT COMPANY, a series of Macquarie Investment Management Business Trust	DELAWARE GROUP EQUITY FUNDS V
By:	/s/ David F. Connor	By:	/s/ Shawn K. Lytle
Name:	David F. Connor	Name:	Shawn K. Lytle
Title:	Senior Vice President	Title:	President and Chief Executive Officer